Exhibit 2.20

10 January 2017

ASX Market Announcements
Australian Securities Exchange
20 Bridge Street
SYDNEY NSW 2000	By Electronic Lodgement

Dear Sir/Madam

Strategic And Funding Process: Proposed Balance Sheet Restructuring

Paladin Energy Limited (Paladin or the Company) (ASX:PDN / TSX:PDN) announces that it has resolved to enter into a proposal to restructure its balance sheet (Restructure Proposal), which if implemented, will have the effect of reducing its debt obligations and extending the maturity of remaining debt. In the absence of further progress on the potential sale of a 24% interest in Langer Heinrich Mine (LHM) (the LHM Stake Sale), the purpose of the Restructure Proposal is to address the upcoming maturity of Paladin’s outstanding US$212M 6.00% Convertible bonds due 30 April 2017 (the 2017 Convertible Bonds) with a holistic solution that provides a stable and sustainable capital structure for the benefit of all stakeholders and a platform for future growth when the uranium market improves.

HIGHLIGHTS

•	The Restructure Proposal contemplates US$362M (comprising all outstanding 2017 Convertible Bonds and 2020 Convertible Bonds) to be exchanged into:
o	US$115M of New Secured Bonds due 2022, with a 7% cash coupon;
o	US$102M of New 2024 Convertible Bonds, with a zero coupon and conversion price of US$0.0512/share (i.e. approximately A$0.07/share);
o	US$145M of Paladin shares at A$0.05/share; and
o	Any accrued unpaid interest to be exchanged 75%:25% into the New Secured Bonds and the New 2024 Convertible Bonds respectively

•	Bondholders representing 57% of the 2017 Convertible Bonds and 41% of the 2020 Convertible Bonds have already signed binding undertakings to support the Restructure Proposal

•	Key conditions to Restructure Proposal:
o
EDF consent to amendments to the long term off-take agreement allowing early deliveries against the prepayment amount paid by EDF in 2012 and security sharing arrangements with the New Secured Bonds and the New 2024 Convertible Bonds

o	Formal approval of holders of Existing Convertible Bonds
o	Approval of shareholders
o	Company to conduct an equity raising of a minimum of US$75M
o	Paladin continuing to hold 75% of LHM

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366 Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au

o	There being no superior proposal
o	All necessary regulatory approvals, including Australia’s Foreign Investment Review Board
o	Consent of existing secured parties to the grant of subsequent ranking security in favour of EDF, the New Secured Bonds and the New 2024 Convertible Bonds

•	Company to propose a 10 for one share consolidation

Restructure Proposal

A number of holders of the Company’s 2017 Convertible Bonds (US$212M outstanding) and US$150M 7.00% Convertible bonds due 31 March 2020 (the 2020 Convertible Bonds) (together, the Existing Convertible Bonds) have signed binding undertakings (Commitment Deeds) pursuant to which those bondholders have agreed to support the Restructure Proposal. The Restructure Proposal proposes that the total US$362M of Existing Convertible Bonds will be exchanged into:

•	US$115M (approximately 32%) of New Secured Bonds due 2022, with a 7.00% cash coupon;
•	US$102M (approximately 28%) of New 2024 Convertible Bonds, with a zero coupon and conversion price of US$0.0512/share (i.e., approximately A$0.07/share);
•	US$145M (approximately 40%) of new Paladin Ordinary Shares to be issued at A$0.05/share (see New Bondholder Share Issue below); and
•
Any accrued unpaid interest on the Existing Convertible Bonds outstanding at completion of the Restructure Proposal to be exchanged 75%:25% into the New Secured Bonds and the New 2024 Convertible Bonds respectively.

The Restructure Proposal is the result of having had discussions with a number of key stakeholders over the past few weeks. To date, the bondholders that have entered into Commitment Deeds to support the Restructure Proposal own bonds representing 57% of the 2017 Convertible Bonds and 41% of the 2020 Convertible Bonds. A number of other bondholders have been briefed on the Restructure Proposal and are finalising their internal procedures to execute undertakings as well. In order to implement the Restructure Proposal, the Company will require the support of bondholders representing up to 75% of each of the 2017 Convertible Bonds and the 2020 Convertible Bonds. Until undertakings have been received from the requisite majority of bondholders and the other conditions have been satisfied (set out below), the Restructure Proposal remains highly conditional. In the absence of further progress on the LHM Stake Sale, Paladin intends to work towards completing the relevant conditions to closing the Restructure Proposal with the aim of implementing it in the second quarter of the 2017 calendar year.

Paladin believes the implementation of the Restructure Proposal will be a positive outcome, which will enable it to address its obligations in respect of the US$212M outstanding 2017 Convertible Bond whilst at the same time preserving value for shareholders and positioning them to benefit when uranium prices recover with a stable and sustainable debt structure.

Regarding the Restructure Proposal CEO, Alex Molyneux said: “In the absence of the Langer Heinrich stake sale, I’m very happy that our bondholders are supporting the company with a viable restructure that preserves long-term value for all stakeholders” and “Paladin will have a manageable debt load with a longer-term repayment profile, which means the company is better positioned to ride out the current poor uranium market conditions and generate upside for shareholders when uranium prices have recovered.”

Regarding the uranium market CEO, Alex Molyneux said: “The precipitous fall in uranium prices to 12-year lows in 2016 was largely exacerbated by a lack of purchasing activity from US nuclear utilities. However, we might just be seeing a reversal of that now.” He went on to say: “The price of natural gas, a key competitor in the US, is up 50% from its lows of just over 12-months ago and its becoming clearer that nuclear will enjoy more policy support in the US as a clean and strategic energy source” and “we have seen US buyers return to dip a toe in the market with a couple of major tenders just prior to Christmas and uranium spot has finally shown some positive momentum, which we expect to continue if buyers continue to return to the market.”

Benefits of the Restructure Proposal

Key benefits of the Restructure Proposal, if implemented, include:
•
Ownership of LHM maintained – Paladin will continue to own 75% of LHM meaning the Company’s exposure to a unique strategic tier one uranium mine will not be diluted as was proposed by the LHM Stake Sale.

•
Exposure to uranium upside maintained – The Company will continue to be positioned as the ‘senior’ uranium company with better leverage to an improved uranium market, albeit with a lower risk balance sheet to enable equity investors to benefit from such upside in the event the uranium market takes longer to normalise than expected.

•
Substantial reduction in total debt – Paladin’s total debt of US$382M (including US$20M drawn under the LHM Revolving Credit Facility) will be immediately reduced by US$145M (approximately 38%) to US$237M.

•
Extension of maturity profile for debt – The New Secured Bonds will be repayable in 2022 and the New 2024 Convertible Bonds two years after that compared to the present position where all of the Company’s current debt is due within or before 2020.

•	Better positioned for growth – As the market improves, the lower debt position will ensure Paladin is better positioned to consider consolidation and growth opportunities in the future.

New Secured Bonds

For every US$1,000 in principal of the Existing Convertible Bonds, bondholders will receive US$318 in New Secured Bonds, i.e., approximately 32% of the principal of the Existing Convertible Bonds, for a total outstanding amount of US$115M. In addition, 75% of the accrued interest on the Existing Convertible Bonds at completion of the Restructure Proposal will be exchanged into the New Secured Bonds.

The New Secured Bonds will have a maturity date of approximately April 2022 and carry a coupon rate of 7.00% per annum payable in equal half-yearly instalments on 31 May and 30 November of each year.

The New Secured Bonds will have second-ranking security over certain assets currently subject to security in favour of Nedbank Limited or other secured parties (Existing Security); and a first-ranking security over other assets that are not subject to the Existing Security or new material assets (Bond Security). The Bond Security is proposed to rank equally with Electricité de France (EDF) in respect of amounts owing by Paladin under a Long Term Supply Contract dated 8 August 2012 (LTSC) and a Prepayment Agreement dated 28 August 2012. Provision of such Bond Security and other requirements of the bondholders will be conditional on EDF’s consent to amendments to the LTSC allowing early deliveries against the prepayment amount paid by EDF in 2012, and security sharing arrangements with the New Secured Bonds. Paladin will have the right to redeem any of the New Secured Bonds at any time at a redemption price equal to the outstanding principal amount plus an additional early redemption fee calculated as a percentage of the outstanding principal amount (initially 10% and reducing by 2% on each anniversary of issuance).

No dividends can be payable to Paladin shareholders until New Secured Bonds are repaid.

New 2024 Convertible Bonds

For every US$1,000 in principal of the Existing Convertible Bonds, bondholders will receive US$282 in New 2024 Convertible Bonds, i.e., approximately 28% of the value, for a total outstanding amount of US$102M. In addition,

25% of the accrued interest on the Existing Convertible Bonds at completion of the Restructure Proposal will be exchanged into the New 2024 Convertibles Bonds.

The New 2024 Convertible Bonds will have a maturity date of approximately April 2024, with zero coupon and be secured, however subordinated to Existing Security and the Bond Security (including EDF’s interest in the Bond Security).

The New 2024 Convertible Bonds will initially be convertible into Ordinary Shares at US$0.0512/share (Conversion Price) (i.e. approximately A$0.07/share) at the option of bondholders. However, the Conversion Price will be adjusted downwards if the price of the New Equity Issue is less than certain thresholds. Furthermore, if the volume weighted average price (VWAP) of Paladin shares for the three months prior to 1 January 2020 is less than US$0.0366/share, then the Conversion Price will be adjusted to US$0.0366/share.

Paladin will have the right to redeem the New 2024 Convertible Bonds at any time post the first anniversary of issuance if the 30-day VWAP is at least 130% of the Early Redemption Amount at the time divided by the Exchange Ratio, where Early Redemption Amount is calculated based on a 6% compound capitalisation rate from the date of issuance and the Exchange Ratio is calculated by dividing US$1,000 by the prevailing Conversion Price.

Bondholder Share Issue

For every US$1,000 in principal of the Existing Convertible Bonds, bondholders will receive 10,929 Ordinary Shares (i.e. that amount representing US$400, approximately 40%, of the value at an issue price of A$0.05/share).

Bondholders will receive additional Ordinary Shares in the event the New Equity Issue is below certain thresholds.

Restructure Proposal Key Conditions

The Restructure Proposal is subject to a number of conditions being satisfied, including:

•	the holders of 2017 Convertible Bonds and 2020 Convertible Bonds approving the Restructure Proposal by the requisite majorities;

•
EDF consent to amendments to the LTSC allowing early deliveries against the prepayment amount paid by EDF in 2012, and security sharing arrangements with the New Secured Bonds (and to the extent necessary to the subordinated security on the New 2024 Convertible Bonds);

•
Paladin continuing to hold 75% of LHM. CNNC Overseas Uranium Holdings Ltd (COUH) might be entitled to acquire Paladin’s interests in LHM in certain solvency-related scenarios, so that it is a condition to the Restructure Proposal that this does not materialise;

•	holders of Paladin’s ordinary shares approving the Restructure Proposal;

•	there being no superior proposal;

•	Paladin raising a minimum of US$75M via the New Equity Issue (see below);

•	all necessary regulatory approvals, including Australia’s Foreign Investment Review Board; and

•	consent of existing secured parties to the grant of subsequent ranking security in favour of EDF, the New Secured Bonds and the New 2024 Convertible Bonds.

New Equity Issue

Prior to completion of the Restructure Proposal, Paladin will be expected to raise a minimum of US$75M via a New Equity Issue. The Company will consider structure and terms of the New Equity Issue based on feedback from shareholders and potential new shareholders. Given the clear benefits of the Restructure Proposal, Paladin aims to consider a structure that enables existing shareholders to maximise their participation.

Share Consolidation

The Company has resolved to undertake a 10 for one share consolidation concurrent with the Restructuring Proposal and associated transactions. All share prices and per-share metrics in this announcement are presented on a pre-Share Consolidation basis and would be adjusted accordingly for the Share Consolidation.

Status of LHM Stake Sale

As noted in the Company’s announcements of 10 November 2016 and 1 December 2016 discussions with COUH regarding the LHM Stake Sale continue but definitive documents have as yet not been executed. With the passage of time continuing and COUH still unable to notify Paladin when it may be in a position to have the requisite approval to execute the definitive documents, the Company now believes there is a low likelihood that COUH will consummate the LHM Stake Sale in a timely manner.

Restructure Proposal Indicative Milestones

The bondholders that have provided their support for the Restructure Proposal have agreed a standstill on obligations under the Existing Convertible Bonds until 30 June 2017 to facilitate completion of the Restructure Proposal. The standstill can lapse on certain events, for example an investor elects to terminate the standstill where an insolvency event occurs that results in there being no reasonable prospect of the successful completion of the Restructure Proposal. Paladin is scheduled to make a first presentation of the Restructure Proposal to EDF shortly.

A timeline of indicative key milestones includes:

•	January 2017: Receive undertakings from a sufficient majority of bondholders of the Existing Convertible Bonds by value or proposing formal bondholder extraordinary general meetings.
•	March to early-April 2017: Complete conditions.
•	Late-March 2017 to late-April 2017: Close transaction, issue new shares and bonds.

Yours faithfully
Paladin Energy Ltd

ALEXANDER MOLYNEUX
CEO